Exhibit 99.3

Aeroméxico May 2026 Traffic Results

Mexico City, Mexico, June 4, 2026 – Grupo Aeroméxico S.A.B. de C.V. (NYSE: AERO & BMV: AERO) (“Aeroméxico”) reports its May 2026 operational results:

•	Grupo Aeroméxico transported 2 million and 102 thousand passengers in May 2026, a 2.1% year-over-year increase. International passengers increased by 4.6%, while domestic passengers increased by 0.9%.

•	Aeroméxico’s total capacity, measured in available seat miles (ASMs), increased by 4.7% year-over-year. International ASMs increased by 7.0%, while domestic capacity decreased by 0.3% year-over-year.

•	Demand, measured in passenger miles (RPMs), increased by 5.2% year-over-year. International demand increased by 6.8%, while domestic demand increased by 1.6%, both figures compared to May 2025.

•	Aeroméxico’s May 2026 load factor was 85.8%, a 0.4 p.p. increase as compared to May 2025. International load factor decreased by 0.2 p.p., and domestic load factor increased by 1.6 p.p.

Andrés Conesa, Chief Executive Officer stated: “May traffic performance underscored the strength of our network and commercial strategy. Demand remained strong and robust, outpacing capacity growth and supporting healthy load factors across the network. We closed the month on a high note, with the final week of May delivering the highest weekly sales in our Company’s history. Demand trends continue to track in line with the outlook provided in April. As we move to the second half of the year, we will continue to actively manage capacity and network deployment to capitalize on these strong demand opportunities and maximize profitability.”

	May			Cumulative to May
			Var vs			Var vs
	2026	2025	2025	2026	2025	2025
Passengers (itinerary + charter, thousands)
Domestic	1,407	1,394	0.9%	6,567	6,693	-1.9%
International	695	665	4.6%	3,388	3,331	1.7%
Total	2,102	2,059	2.1%	9,954	10,024	-0.7%
ASMs (itinerary + charter, millions)
Domestic	925	927	-0.3%	4,425	4,510	-1.9%
International	2,226	2,081	7.0%	10,401	10,265	1.3%
Total	3,151	3,009	4.7%	14,826	14,776	0.3%
RPMs (itinerary + charter, millions)
Domestic	791	779	1.6%	3,704	3,776	-1.9%
International	1,914	1,792	6.8%	8,905	8,589	3.7%
Total	2,705	2,571	5.2%	12,609	12,365	2.0%
Load Factor (itinerary, %)			p.p.			p.p.
Domestic	85.6%	84.0%	1.6	83.7%	83.7%	-0.0
International	86.0%	86.1%	-0.2	85.6%	83.7%	1.9
Total	85.8%	85.5%	0.4	85.1%	83.7%	1.4

Figures may not sum to total due to rounding.

The information included within this report has not been audited and does not provide information on the Company’s future performance. Aeromexico’s future performance depends on many factors and it cannot be inferred that any period’s performance or its year-over-year comparison will be an indicator of similar future performance.

Glossary:

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“RPMs” Revenue Passenger Miles represent one revenue-passenger transported one mile. This includes itinerary and charter flights. The total RPMs equals the number of revenue-passengers transported multiplied by the total distance flown.

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“ASMs” Available Seat Miles represent the number of available seats multiplied by the distance flown. This metric is an indicator of the airline’s capacity. It equals one seat offered for one mile, whether the seat is used.

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“Load Factor” equals the number of passengers transported as a percentage of the number of seats offered. It is a measure of the airline’s capacity utilization. This metric considers the total passengers transported and total seats available in itinerary flights only.

•	“Passengers” refers to the total number of passengers transported by the airline.

This press release contains certain forward-looking statements that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,”, “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. The Company is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Grupo Aeroméxico

Grupo Aeroméxico, S.A.B. de C.V., is a holding company whose subsidiaries are engaged in commercial aviation in Mexico and in the promotion of passenger loyalty programs. Aeroméxico, Mexico’s global airline, operates primarily out of Terminal 2 of the Mexico City International Airport. Its destination network extends across Mexico, the United States, Canada, Central America, South America, Asia, and Europe. Aeroméxico’s current operating fleet includes Boeing 787 and 737 aircraft, as well as Embraer 190. Aeroméxico is a founding member of SkyTeam, an alliance celebrating 25 years and offering connectivity across more than 145 countries through its 18 partner airlines.

www.aeromexico.com

www.skyteam.com

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